FERROVIAL SE (“FERROVIAL”) - ISSUED SHARE CAPITAL Amsterdam, 13 December 2024 - Ferrovial (Ticker: "FER") declares the following: The issued share capital of Ferrovial amounts to EUR 7,395,654.55, representing 739,565,455 shares of a single class with a nominal value of EUR 0.01 each.